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                                 [LETTERHEAD]




October 31, 1996


Securities and Exchange Commission
Mail Stop 9-5
450 5th Street N.W.
Washington, D.C. 20549


Dear Sirs/Madams:

We have read and agree with the comments in the first, second and fourth paragraphs of Item 4.1 of the Form 8-K of Monterey Pasta Company (the "Company") dated October 25, 1996. We advised the Company that the third paragraph of Item 4.1 should include the following statement regarding auditing scope:

         Deloitte & Touche LLP ("D&T") advised the Company that allegations of potential violations by Board members of Company policy on insider trading would have caused D&T to expand the scope of their work if they would have audited 1996. D&T recommended an independent investigation of such allegations.


Yours truly,

Deloitte & Touche LLP